UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*



                          American Medical Alert Corp.
      --------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                   027904 10 1
                -------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (12-91)

                                       13G

---------------------                                          -----------------
CUSIP No. 027904 10 1                                          Page 2 of 5 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Howard M. Siegel
              ###-##-####
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------
        NUMBER OF                5       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                          1,235,840
         OWNED BY             --------------------------------------------------
           EACH                  6       SHARED VOTING POWER
        REPORTING
          PERSON                             10,000
           WITH               --------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                                    1,235,840
                              --------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                                           10,000

--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,245,840
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                      [_]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         21.1%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

                                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (12-91)

                                       13G

---------------------                                          -----------------
CUSIP No. 027904 10 1                                          Page 3 of 5 Pages
---------------------                                          -----------------







Item 1(a)         Name of Issuer:

                  American Medical Alert Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  3265 Lawson Blvd.
                  Oceanside, New York 11572

Item 2(a)         Name of Person Filing:

                  Howard M. Siegel

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  3265 Lawson Blvd.
                  Oceanside, New York  11572

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e)         CUSIP Number:

                  027904 10 1

Item 3 This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b)


Item 4(a)         Amount Beneficially Owned

                  As of January 29, 1998:

                  1,245,840 shares. Includes 19,300 held by Mr. Siegel as custodian for his adult son and 10,000 shares owned by Mr. Siegel's spouse. Mr. Siegel disclaims beneficial ownership of the shares owned by his son and spouse. Also includes 5,450 shares subject to stock options exercisable at $2.9875; 5,417 shares subject to stock options exercisable at $2.8625; 3,750 shares subject to stock options exercisable at $2.8625; shares subject to stock options exercisable at $2.9563; 7,601 shares subject to stock options exercisable at $2.8875; 3,125 shares subject to stock options exercisable at $2.4063; 2,928 shares subject to stock options exercisable at $3.4375; 3,178 shares subject to stock options exercisable at $2.8875; 2,572 shares subject to stock options exercisable at $2.5438; 150,000 shares subject to stock options exercisable at $2.75; and 2,404 shares subject to stock options exercisable at $2.13125.

                                       13G

---------------------                                          -----------------
CUSIP No. 027904 10 1                                          Page 4 of 5 Pages
---------------------                                          -----------------




Item 4(b)         Percent of Class:  21.1%

Item 4(c)         Number of share as to which such person has:

                  (i)   sole power to vote or to direct the vote: 1,245,840
                  (ii)  shared power to vote or to direct the vote: 10,000
                  (iii) sole power to dispose or to direct the disposition of:
                        1,245,840
                  (iv)  shared power to dispose or to direct the disposition of:
                        10,000

Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6            Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.

                                       13G

---------------------                                          -----------------
CUSIP No. 027904 10 1                                          Page 5 of 5 Pages
---------------------                                          -----------------




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                          FEBRUARY 6, 1998
                                                    ----------------------------
                                                               (Date)


                                                        /S/ HOWARD M. SIEGEL
                                                    ----------------------------
                                                             (Signature)


                                                          HOWARD M. SIEGEL
                                                    ----------------------------
                                                               (Name)